

April 11, 2011

Joel I. Wilson
Co-Chief Executive Officer
American Realty Funds Corporation
501 S. Euclid Avenue
Bay City, Michigan 48706

Re: American Realty Funds Corporation
Amendment No. 3 to Registration Statement on Form S-11
Filed March 21, 2011
File No. 333-170828

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background Information about our Officers and Directors, page 31

1.   We note your response to comment 8 of our letter dated March 4, 2011 in which you have revised this section to describe the business experience of your executive officers and directors. Please revise to clarify the principal business of the organizations where your executive officers and directors have worked in the past five years. Please refer to Item 401(e) of Regulation S-K.

Management, page 31

2.   We note Joel Wilson signs the registration statement in several capacities, including Chief Financial Officer. Please revise this section to list all positions held by each individual.

Code of Ethics, page 33

3.   We note your response to comment 10 of our letter dated March 4, 2011. We note you
        indicate on page 33 that your code of ethics applies to your chief executive officer, chief
        financial officer, chief accounting officer and all persons providing similar functions. We
        further note you indicate on page 54 that your code of ethics is for all directors, officers
        and employees. Please revise your disclosure for consistency.

Certain Relationships and Related Party Transactions, page 35

4.   We note your response to comment 11 of our letter dated March 4, 2011 in which you
        indicate you have filed a corrected Sublet Agreement. We further note that Exhibit 10.7
        identifies the office space you rent as 501 S. Eulicid Avenue. We further note that within
        your registration statement you identify the address of the office space you rent as 501 S.
        Euclid Avenue. Please revise.

Dodd-Frank Wall Street Reform Act, page 40

5.   We note your response to comment 16 of our letter dated March 4, 2011.   Please expand
        your disclosure to discuss how you will comply with the applicable provisions of Dodd-
        Frank.

Customers, page 43

6.   We note your response to comment 22 of our letter dated March 4, 2011 in which you
        indicate that $16,380 of the down payment made by buyers was borrowed from a
        company controlled by your Co-Chief Executive Officer. Please revise your disclosure
        in this section to identify the name of the company controlled by your Co-Chief
        Executive Officer.

Sources of Down Payment, page 44

7.   We note from your disclosure that down payment loans have been made to your
        purchasers by Diversified Lending Services, LLC, but paragraph 12 of the land contract
        you filed as an exhibit states that the Purchaser, as defined, has received a loan from the
        Seller, presumably you. Please revise to reconcile.

Summary Compensation Table, page 47

8.   We note your response to comment 24 of our letter dated March 4, 2011. We further
        note you have not included the founders' shares issued on February 22, 2010 in your
        Summary Compensation Table, nor have you explained why you are not required to do
        so. We therefore re-issue our prior comment. Please include the founders' shares in your
        Summary Compensation Table, or explain why you are not required to do so.

Exhibits

9.   We note your response to comment 33 of our letter dated March 4, 2011. We continue to note that Exhibit 10.9 Form of Land Contract is not executed and we therefore reissue our prior comment. Where two or more contracts are substantially identical, the company should file one executed copy of the contract and include a schedule that indentifies the omitted contracts and sets forth the material details in which such contracts differ from the contract that was filed. We further note that the schedule filed as Exhibit 10.10 does not include all the material details of the contracts. For example purposes only, we note you have not identified the purchasers. Please refer to Instruction 2 to Item 601 of Regulation S-K and amend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Joel Arberman
        Public Financial Services, LLC
        Via *facsimile*: (678) 559-0271